UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-53732

Renewable Fuel Corp
(Exact name of registrant as specified in its charter)

848 N. Rainbow Boulevard #4799 Las Vegas, NV	89107
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (702) 550-9075

Common stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 60

Pursuant to the requirements of the Securities Exchange Act of 1934, Renewable Fuel Corp, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Renewable Fuel Corp

Dated: June 16, 2017	By:	/s/ William VanVliet
William VanVliet
Director